Exhibit 3.2

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK SETTING FORTH THE POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Pursuant to Section 16-10(a)-821 of the Utah Revised Business Corporation Act. which provides that a written consent setting forth the actions taken and signed by all directors shall have the same effect as a unanimous vote taken at a meeting of the directors. Nu-Med Plus, Inc., a Utah corporation (the “Corporation”),

DOES HEREBY CERTIFY:

The Articles of Incorporation of the Corporation as filed with the Division of Corporations and Commercial Code of the State of Utah on October 25, 2011 (the “Articles”) confers upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix or alter the designations. powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof.

On April 26, 2024, the Corporation filed a Certificate of Designation of Series A Preferred Stock Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Series of Preferred Stock, with the Division of Corporations and Commercial Code of the State of Utah (the “Original Designation”).

None of the shares of Series A Preferred Stock designated by the Original Designation have been issued to date.

On June [ ], 2026, the Board of Directors duly adopted resolutions amending and restating the Original Designation, and creating an amended series of Series A Preferred Stock having the designation and number of shares and the powers. preferences and rights of the shares of such series, and the qualification, limitations and restrictions thereof as set forth below:

Section I.      Designation and Number. Of such 10,000,000 shares of authorized Preferred Stock, $0.001 par value per share of the Corporation, 9,000,000 shares are designated as "Series A Preferred Stock” (the “Series A Preferred Stock”).

Section 2.      Dividends. The holders of the Series A Preferred Stock shall not be entitled to receive dividends on the Series A Preferred Stock or to participate in dividends paid on the Corporation's Common Stock.

Section 3.      Liquidation Preference. The holders of the Series A Preferred Stock shall not be entitled to any liquidation preference.

Section 4.      Voting. The holders of the Series A Preferred Stock will have the shareholder voting rights as described in this Section 4, the Corporation’s Articles of Incorporation, or as required by law. For so long as any shares of the Series A Preferred Stock remain issued and outstanding, each holder thereof shall have the right to vote an amount of voting shares equal to the number of shares of Common Stock into which such holder’s Series A Preferred Stock is convertible as of the record date for such action, or if there is no record date, the date of determination, as discussed in Section 5, below, subject in all cases to Section 5.2 hereof and the Maximum Percentage set forth therein (i.e., in no event shall any holder have the right to vote more voting shares in connection with the terms of this Section 4 than as equals its individual Maximum Percentage). Except as otherwise required by law, in respect of all matters concerning the voting of shares of capital stock of the Corporation, the Common Stock (and any other class or series of capital stock of the Corporation entitled to vote generally with the Common Stock) and the Series A Preferred Stock shall vote as a single class and such voting rights shall be identical in all respects. The voting rights of Series A Preferred Stock shall be exempt from reduction should the Corporation enact a reverse stock split of Common Stock at some future date.

Section 5.     Conversion Rights.

5.1     Subject to Section 5.2 below, the holders of the shares of Series A Preferred Stock shall have the right to convert each share into 20 shares of Common Stock of the Corporation. The conversion rate of Series A Preferred Stock and Common Stock resulting from the conversion of Series A Preferred Stock shall be exempt from reduction should the Corporation enact a reverse stock split of its Comon Stock at some future date, whether before or subsequent to the conversion of such Series A Preferred Stock (provided that shares of Common Stock issued upon conversion of Series A Preferred Stock shall be subject to adjustment in the event the Corporation affects a reverse stock split of its Common Stock after such Common Stock is issued upon conversion of Series A Preferred Stock).

5.2     No conversion shall result in the issuance of more than that number of shares of Common Stock, if any, such that, upon such conversion, the aggregate beneficial ownership of the Corporation’s Common Stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such holder and all persons affiliated with such holder as described in Rule 13d-3 is more than 4.999% of the Corporation’s then outstanding Common Stock (the “Maximum Percentage”). By written notice to the Corporation, a holder may increase or decrease the Maximum Percentage to any percentage not in excess of 9.999% as specified in such written notice; provided that (A) any such increase will not be effective until the 61st day after such notice is received by the Corporation; and (B) any such increase or decrease will apply only to the requesting holder and not to any other holder. In the event any conversion would result in the issuance of shares of Common Stock to any holder in excess of the Maximum Percentage, only that number of shares of Series A Preferred Stock which when converted would not result in such Holder exceeding the Maximum Percentage shall be subject to such applicable conversion, if any, and holder shall continue to hold any remaining shares of Series A Preferred Stock, the conversion of which would result in Holder exceeding the Maximum Percentage.

5.3     The Corporation’s Transfer Agent shall be authorized to promptly disclose the total outstanding shares of Common Stock to holders from time to time at the request of the holder in order for the Holder to determine its compliance with the Maximum Percentage.

5.4     The Corporation shall not be required to verify or investigate or confirm whether any conversion would exceed the Maximum Percentage, and instead the Corporation shall be able to rely on any notice of holder conversion as prima facie evidence of, and as a representation by, the applicable Holder, that such applicable conversion described in the notice of holder conversion would not result in a violation of the Maximum Percentage.

Section 6.     Redemption Rights. The shares of the Series A Preferred Stock shall not be subject to redemption

Section 7.     Notices. Any notice required hereby to be given to the holders of shares of the Series A Preferred Stock shall be deemed received on the fourth Business Day after being deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation. A "Business Day" shall be defined as any day other than a Saturday, Sunday or Federal holiday.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Designation to be duly executed on its behalf as of June 23, 2026.

Nu-Med Plus, Inc.

By: /s/ Keith L. Merrill
Its: Chief Financial Officer
Printed Name: Keith L. Merrill